Filed under Rule 433
File Nos. 333-137490 and 333-137490-01
Citizens Banking Corporation
Final Term Sheet

Issuer:	Citizens Funding Trust I

Offered Securities:	7.50% Enhanced Trust Preferred Securities of Citizens Funding Trust I, fully and unconditionally guaranteed by Citizens Banking Corporation, to the extent described in the prospectus supplement subject to completion, dated September 25, 2006, to the prospectus dated September 21, 2006

Size:	6,000,000 Trust preferred securities, liquidation amount $25 per trust preferred security and $150,000,000 in the aggregate

Expected Ratings:	Moody’s Investor Services: Baa2 (stable) Standard & Poor’s: BB+ (negative outlook) Fitch Ratings: BBB- (stable) Dominion Bond Rating Service: BBB (stable)

Trust Preferred Securities Maturity Date:	Upon the earlier of the stated maturity of the junior subordinated debentures or the earlier redemption of the junior subordinated debentures

Junior Subordinated Debentures Maturity Date:	September 15, 2066

Coupon/Distribution Rate:	7.50% per annum

Coupon/Distribution Dates:	Quarterly in arrears on March 15, June 15, September 15, and December 15 of each year, commencing December 15, 2006

Optional Redemption:	On or after September 15, 2011 in whole or in part

Trade Date:	September 26, 2006

Settlement Date:	October 3, 2006 (T+5)

Expected Listing:	NYSE

Public Offering Price:	$25 per trust preferred security

Underwriting Commissions:	$0.7875 per trust preferred security and $4,725,000 in the aggregate, except that the underwriting commission will be $0.50 per trust preferred security with respect to any trust preferred securities sold to institutions. To the extent of those sales, the total underwriting commission will decrease and the net proceeds to the Issuer will increase.

Net Proceeds to the Issuer:	$145,275,000 in the aggregate

Joint-Book-Running Managers:	UBS Securities LLC, Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., and Wachovia Capital Markets, LLC

Co-Managers:	Keefe, Bruyette & Woods, Inc., and Credit Suisse Securities (USA) LLC

Syndicate:	A.G. Edwards & Sons, Inc., Banc of America Securities LLC, Bear, Stearns & Co. Inc., Boenning & Scattergood, Inc., Cohen & Company Securities LLC, D.A. Davidson & Co., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Janney Montgomery Scott LLC, Jeffries & Company, Inc., KeyBanc Capital Markets, a division of McDonald Investments Inc., McGinn, Smith & Co, Inc., Mesirow Financial, Inc., Morgan Keegan & Company, Inc., Oppenheimer & Co. Inc., Pershing LLC, RBC Capital Markets Corporation, Robert W. Baird & Co. Incorporated, Raymond James & Associates, Inc., Ryan, Beck & Co. LLC, Sandler, O’Neill & Partners, L.P., and Stifel, Nicolaus & Company, Incorporated

CUSIP:	174687 10 3
The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-888-722-9555 x1088.
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